Exhibit 99.1

China Lending Corporation Announces Completion of Name and Ticker Symbol Changes to Roan Holdings Group Co., Ltd. (OTC Pink Sheets: RAHGF and RONWF)

BEIJING, URUMQI, China and HANGZHOU, China, January. 8, 2020 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (OTC Pink Sheets: CLDOF and CLDCF), a non-bank financial corporation servicing micro-, small- and medium-sized enterprises in China, today announced that its trading symbol for ordinary shares will be changed to “RAHGF” from “CLDOF,” and its trading symbol for warrants will be changed to “RONWF” from “CLDCF”, both on the OTC Pink Open Market (“OTC”) and effective as of market open on January 8, 2020. The trading symbol changes follow the Company’s previously disclosed name change to Roan Holdings Group Co., Ltd. (“Roan”) from China Lending Corporation. The new name will also be effective on the OTC as of market open on January 8, 2020. The new Cusips of the Company’s ordinary shares and warrants are G7606D 115 and G7606D 107, respectively.

Mr. Liu Zhigang, Chief Executive Officer of Roan, stated, “This name change is a company milestone that highlights an important stage in our business upgrade plan to become an integrated non-bank financial corporation. Such transformation underscores the diversification of our business and expansion of our service capabilities throughout lending, asset management, supply chain financing, and business factoring. Additionally, this name change also marks the first of many steps we plan to make in growing our client base throughout the Yangtze River Delta Economic Zone via strengthened leadership and quality, dependable services. As we continue to solidify our position in the financial industry and accelerate our growth, we expect to move closer towards our goal of relisting on the Nasdaq Capital Market.”

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan (formerly known as China Lending) is a non-bank financial corporation and provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. Roan has moved its headquarter from Urumqi, the capital of Xinjiang Autonomous Region, to Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com (the Company is in the process of applying for a new domain name based on the new corporate name).

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-571-8662 1775

Investor Relations:

Xinran Rao

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936